

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2021

Jacob Patterson
Interim Chief Financial Officer
Polarityte, Inc.
1960 S. 4250 West
Salt Lake City, UT 84104

      **Re:    Polarityte, Inc.**
                 **Form 10-Q**
                 **Exhibit No. 10.1**
                 **Filed November 9, 2020**
                 **File No. 001-32404**

Dear Mr. Patterson:

      We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.
.

                         Sincerely,

                         Division of Corporation Finance